Exhibit 21.1

Nova Lifestyle, Inc. and Subsidiaries

Name	Jurisdiction of Incorporation	Percentage Owned by Registrant
Nova Furniture Limited	British Virgin Islands	100%
Nova Furniture (Dongguan) Co., Ltd.	People’s Republic of China	100%	(1)
Nova Furniture Macao Commercial Offshore Ltd.	Macao	100%	(1)
Nova Dongguan Chinese Style Furniture Museum	People’s Republic of China	100%	(2)

(1)	Wholly owned subsidiary of Nova Furniture Limited
(2)	Wholly owned subsidiary of Nova Furniture (Dongguan) Co., Ltd.